UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 2024

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Amended and Restated Memorandum and Articles of Association

Alpha Technology Group Ltd (the “Company”) filed the Second Amended and Restated Memorandum and Articles of Association (the “Second A&R M&AA”), which became effective on September 23, 2024 upon the registration by the Registrar of Corporate Affairs of the British Virgin Islands. The Second A&R M&AA was approved by the board of the Company and filed to amend and restate the Memorandum and Articles of Association. This change modifies the quorum for a meeting of shareholders from not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions to not less than one shareholder holding shares or a class or series of shares entitled to vote on resolutions to be considered at the meeting.

The above description of the Second A&R M&AA is qualified in its entirety by reference to the complete text of the Amended and Restated Memorandum and Articles of Association, which is filed herewith as Exhibit 3.1.

Financial Statements and Exhibits.

Exhibits

Exhibit	Description
Exhibit 3.1	Second Amended and Restated Memorandum and Articles of Association of Alpha Technology Group Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Ltd

By:	/s/ Tsang Chun Ho, Anthony
Name:	Tsang Chun Ho, Anthony
Title:	Executive director and president

Date: September 30, 2024

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